MARK F. RADOM
60 East 42nd Street, Suite 1812
New York, NY 10165
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

RECEIVED

2007 MAR -5 A 9:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 13, 2007

07021456

SUPPL

BY POST
Paul Dudek
Office of International Co...
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Roche Bay plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Ladies and Gentleman:

I am acting as United States counsel to Roche Bay plc (the *"Company"*), a company that has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-34988. In accordance with the requirements of and in furtherance of such exemption, I hereby enclose a copy of an announcement entitled "Advanced Explorations Inc. ("AEI") and Roche Bay plc Develop Joint Venture to Exploit Extensive Magnetite Deposits in Northern Canada", which the Company released on February 12, 2007.

If you have any questions with regard to this information, please contact me at 973 438 2864 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

PROCESSED

MAR 07 2007

THOMSON
FINANCIAL

Return to Release

Advanced Explorations Inc. ("AEI") and Roche Bay plc Develop Joint Venture to Exploit Extensive Magnetite Deposits in Northern Canada

TORONTO, ONTARIO -- (MARKET WIRE) -- 02/12/2007 -- Advanced Explorations Inc. (NEX BOARD: AXI.H) and Roche Bay plc (US OTC: RCHBF) have signed a joint venture agreement dated January 29, 2007 and amended February 5, 2007 to undertake the required work to complete feasibility studies and exploit Roche Bay's extensive magnetite iron deposits in Nunavut, northern Canada.

The agreement gives AEI an option to acquire up to a 50% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project. AEI assumes responsibility for raising financing and managing the completion of feasibility studies. Once these are completed, the agreement provides for formation of a joint venture, for which AEI will be responsible for the financing, design, build and operation of a mine and plant producing at least 6 million tonnes per year of iron concentrates or pellets. The agreement is subject to several conditions based on operational milestones being achieved.(1)

John Gingerich, Chairman of AEI commented:

"While there is a significant amount of work to be achieved ahead of delivering a full feasibility study, investigation and tests to date point to Roche Bay having all the hallmarks of a very exciting project, given the potential size, location and accessibility of the deposits. We are very pleased to have secured a role in their development and look forward to working further with Roche Bay."

Benjamin Cox, CEO of Roche Bay said:

"John and the AEI team have a very strong track record in bringing mining projects to fruition, and augmenting the Roche Bay project with their expertise is a very positive move. We are now able to accelerate our progress and build on the considerable work achieved during 2006. Having considered a number of options on the best way forward, we have been very impressed by AEI's approach and believe that this long-term relationship will deliver considerable value to all the stakeholders in Roche Bay's development."

(1) Detailed summary below

ABOUT ADVANCED EXPLORATIONS INC.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the petroleum and mineral extraction industries. AEI has the technological and exploration expertise to assist advancement of the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. Shares of the company trade on the NEX board of the Toronto Stock Exchange under the symbol AXI-H.

ABOUT ROCHE BAY plc

Roche Bay (US OTC: RCHBF) is an emerging iron ore company with a large resource base in northeast Canada consisting of two groups of ore bodies: the Eastern which is the current focus, and the Western which will support an inter-generational life of mine. The project's key advantages include its low infrastructure development costs and its ability to ship product to Europe in under nine days. The Company is domiciled in Gibraltar. Its ultimate majority shareholder is Borealis Exploration Limited (US OTC: BOREF). Please see the Company Website at www.rochebay.com for more details.

Agreement Summary

For AEI to complete this proposed agreement and acquire up to a 50% interest in Roche Bay's mineral leases, the following conditions must be met in addition to the general requirements of due diligence and regulatory approval:

- On or before March 31st, 2007 raise a minimum of $5,000,000 of working capital

- Within 5 business days of TSX Venture Exchange (the "Exchange") approval of the agreement, AEI shall pay Roche

Bay $250,000

- Within 5 business days of Exchange approval, AEI shall issue 10,000,000 warrants to Roche Bay and its shareholders (the "Warrants"), the exercise of which shall be subject to the following restrictions:

-- The Warrants shall have a minimum 2 year term (3 year term to be requested);

-- The Warrants will have a strike price of $0.30 in the first year and will increase to $0.50 in the second year (and third year, if applicable);

-- The exercise term and pricing of the Warrants shall be subject to TSX Venture Exchange approval;

-- The Warrants may not be exercised if the warrantholder together with any other party acting in concert would hold more than 20% of the issued and outstanding shares of AEI. Further, no individual or entity can sell more than 500,000 shares in any 90 day period without AEI approval;

-- The above restrictions cease to apply in the event of Change of Control of AEI or events that would impose undue hardship in restricting Roche Bay to exercise it full rights

- Any third party obligations of Roche Bay will be discharged or resolved to the mutual satisfaction of the parties.

Exploration Milestones:

Exploration Milestone	Time for Completion	Interest Acquirable by AEI	Aggregate Interest
(a) Complete 7,500 meters of drilling on the Leases	On or before 18 months after the date of Exchange Approval	0	0
(b) Completing both of: (i) a total of 30,000 meters of drilling on the Leases; and (ii) a NI 43-101 compliant Pre-Feasibility Study by an independent contracting company agreeable to both Parties, based on an envisioned minimum 6 million tonne per year ("Mtpy") mining operation. To satisfy this Exploration Milestone, the Pre-Feasibility Study shall contain a resource estimate of at least 750,000,000 tonnes of iron ore in the aggregate among the "measured" and "indicated" categories	On or before the 3rd anniversary of the date of Exchange Approval	30%	30%
(c) Completing a NI 43-101 compliant Feasibility Study by an independent contracting company	On or before the 5th anniversary of the date of Exchange Approval	10%	40%

agreeable to both Parties, based on an envisioned minimum 6 Mtpy mining operation			
(d) Attaining a mining permit (the "Mining Permit") to construct a mine which is situated on the Property and which meets the Minimum Mine Specifications	On or before the 7th anniversary of the date of Exchange Approval	10%	50%

All Exploration Milestones are to be 100% funded by AEI. AEI will be the operator and have complete control of its programs during the completion of the Exploration Milestones. Once the Joint Venture is formed AEI will remain as operator subject to not defaulting on the agreement.

Mine Development Expenditures:

If a decision to build a mine proceeds after the formation of the Joint Venture, AEI will be responsible for funding the first $2,000,000,000 of expenditures for the mine development. This amount will include Roche Bay's $1,000,000,000 share. Of this amount, AEI will provide on behalf of Roche Bay, at no cost, recourse or obligation to Roche Bay, $250,000,000 (the "Free Carried Interest"). The balance of $750,000,000 will be financed by AEI (the "Non-Carried Interest"). The Non-Carried Interest will bear interest and will be repaid from dividends and distributions payable to Roche Bay from the Joint Venture until the entire amount (plus interest) is repaid.

The first $125,000,000 contributed by AEI on behalf of Roche Bay will be allocated to the Free Carried Interest. The next $875,000,000 will be allocated pro rata between the Free Carried Interest and Non-Carried Interest on a 1:6 ratio (see example below).

Cost of mine (Million CDN)	Roche Bay's share	Roche Bay's share that is free carried by AEI	Roche Bay's share that is carried by AEI at cost of debt financing
$500	$250	$146	$104
$750	$375	$167	$208
$1,000	$500	$188	$312
$1,250	$625	$208	$417
$1,500	$750	$229	$521
$2,000	$1,000	$250	$750

Termination or Default:

Prior to the formation of the Joint Venture, if AEI decides to cancel the agreement it may do so with 120 days notice.

During the term of the agreement, if AEI:

- fails to complete the Exploration Milestones required to earn a 30% interest in the leases or otherwise defaults under the agreement prior to achieving the 30% interest, Roche Bay may terminate the agreement;

- after acquiring a 30% interest in the leases, fails to complete any of the remaining Exploration Milestones required to earn up to 50% of the leases, or otherwise defaults, Roche Bay will have the right to purchase 10% (if AEI has earned a 30% interest) or 13% (if AEI has earned a 40% interest) of AEI's earned interest in the leases;

- fails to provide the capital contributions required by the Joint Venture to commence development of the mine after the issuance of the Mining Permit, Roche Bay will have the right to purchase 17% of AEI's interest in the leases;

- fails to spend a minimum of $1,000,000 per year on the property, it will be required to pay Roche Bay a penalty of

US$250,000 (if AEI fails to do this more than once during the term of the agreement, it will be in default).

- Other events constituting a default by AEI include bankruptcy and insolvency and a change in control of AEI. However, if AEI is acquired by a company with a market capitalization of $1,000,000,000 or more and an annual iron ore production rate of less then 12 mt/y, it will not be considered a change in control.

Change of Business

The agreement will constitute a Change of Business under the policies of the TSX Venture Exchange. Advanced Explorations will be involved in the Resource Sector upon the completion date, which constitutes a change of business. Advanced Explorations was previously in the relational marketing industry. The Company has been evaluating resource opportunities since the fall of 2004. An agreement with LDI3 (dated December 21, 2005) gave Advanced Explorations a worldwide license of a laser technology for oil exploration, upon validation of the technology; this validation has not yet been conducted.

The most recent unaudited financial statements (November 27, 2006) and audited financial statements (April 27, 2006) for Advanced Explorations are available on SEDAR.

The Company is currently halt traded and does not intend to resume trading at this time.

Advanced Explorations Inc.

John Gingerich, Director

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

Completion of the transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the Change of Business may not be accurate or complete and should not be relied upon. Trading in the securities of Advanced Explorations Inc. should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Contacts:
For AEI
John Gingerich
Chairman
(416) 570-3250

For Roche Bay
Timothy Grey, Millbrook
+44 (0) 207 520 9455 or +44 (0)7796 072 298

Return to Release

END